April 3, 2012

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:    Discover Financial Services
Form 10-K for Fiscal Year Ended November 30, 2011
Filed January 26, 2012
File No. 001-33378

Dear Ms. Ciboroski:

Discover Financial Services (the “Company," "we," "our," "us") is pleased to respond to your letter dated March 23, 2012. For your convenience, we have restated your comments in full and have keyed all responses to the numbering of the comments and headings used in your letter. We appreciate the Staff's assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Form 10-K for Fiscal Year Ended November 30, 2011

Liquidity Management, page 80

1. We note your disclosure in footnote (5) that the amount excludes investments accounted for in the liquidity portfolio that were pledged to the Federal Reserve as of November 30, 2011. Please tell us why your liquidity portfolio would include securities that have been pledged to others. Please also quantify the amount of any other securities included within your liquidity pool that have been pledged to others. Additionally, given the ability of the liquidity portfolio to fluctuate on a daily basis, please also disclose the average balance outstanding during the period.

Our liquidity is comprised of (i) liquid assets on the balance sheet and (ii) readily available sources of borrowing. Liquid assets on the balance sheet, representing our primary funding, include cash and cash equivalents and available-for-sale investment securities. Readily available sources of borrowing include our undrawn credit facilities, comprised of private asset-backed securities conduit capacity, the Federal Reserve Discount Window and, prior to its termination, the unsecured committed credit facility.

The borrowing capacity available through the Federal Reserve Discount Window is based on the level of pledged credit card and personal loan receivables as well as certain investment securities. These pledged assets are not considered restricted for other Company purposes unless there are borrowings outstanding under the Federal Reserve Discount Window. During the year ended November 30, 2011, we did not borrow against the Federal Reserve Discount Window.

As the investment securities pledged to the Federal Reserve Discount Window are not encumbered by the Federal Reserve, they can easily be removed as collateral and converted to cash. Therefore, we have included the pledged assets in our liquidity portfolio. Consequently, to avoid double counting, such assets have been removed from the capacity available through the Federal Reserve Discount Window in calculating the total contingent liquidity available from undrawn credit facilities.

Except for the investment securities pledged to the Federal Reserve Discount Window discussed above, the Company does not include any other pledged securities in its liquidity portfolio.

We will include the following language to disclose the current period average balance of the liquidity portfolio in our
Form 10-Q for the quarter ended February 29, 2012 and in all future filings:

During the three months ended February 29, 2012, the average balance of our liquidity portfolio was $9.8 billion.

Contractual Obligations and Contingent Liabilities and Commitments, page 82

2. We note from footnote one to your contractual obligations tabular disclosure that deposits obligations do not include interest charges. We also note your disclosure on page 77 that shows your outstanding certificate of deposit and savings deposit balances as of November 30, 2011, which presumably are all interest-bearing. Please tell us the basis for your conclusion to exclude interest on deposits within the amount shown here.

In order to give our readers an understanding of our contractual obligations related to deposits, we have included the known obligations due as required by Regulation S-K § 229.303. Our deposit portfolio consists of (i) deposits with indeterminate lives, which includes savings and money market accounts, and (ii) certificates of deposit. Our deposits with indeterminate lives are generally payable at the request of the holder and, therefore, future interest obligations cannot be reasonably estimated. Our certificates of deposit do not have clearly defined contractual cash flows because of variability in depositor behavior. The variability is associated with early termination and the option that depositors have to receive intermittent interest payments or to roll interest payments into the balance of their certificates of deposit. For these reasons, we do not consider the inclusion of estimated interest charges meaningful to the reader. On this basis, we excluded interest charges from the table and included a footnote stating so. In an effort to provide further transparency, we will revise this footnote in future filings, starting with our next Form 10-K for the year ending November 30, 2012, to include the language underscored below.

Deposits do not include interest payments because payment amounts and timing cannot be reasonably estimated as certain deposit accounts have early withdrawal rights and the option to roll interest payments into the balance.

3. We note your disclosure here related to your purchase of private student loans both directly from Citi and via your acquisition of Student Loan Corporation (SLC), including the fact that these loans were originally recorded as purchased credit impaired (PCI) loans and were recorded at fair value without a related allowance for loan losses. Regarding private student loans that have been purchased, or will be purchased, from Citi subsequent to your acquisition of SLC, please tell us whether Citi provides any guarantee or other form of support for these loans. Please also tell us whether you have any oversight or control regarding the underwriting or credit terms of these loans and/or the borrowers that Citi chooses to lend to under this agreement. Please tell us how you consider these facts when evaluating your PCI loans for impairment in future periods as well as for loans purchased under this agreement which are not considered to be PCI loans (i.e. loans purchased subsequent to your acquisition of SLC).

As disclosed in Note 6 to our consolidated financial statements, existing student loans held by SLC on December 31, 2010, and a portfolio of seasoned student loans acquired from Citi on September 30, 2011, are accounted for as purchased credit-impaired ("PCI") loans. In contrast, newly-originated loans we purchase from Citi pursuant to a forward purchase agreement (the “Forward Purchase Commitment Agreement” or “FPCA”) are not considered purchased credit-impaired by virtue of the fact that the loans are newly originated at the time we acquire them. Therefore, among the loans that have been purchased, or will be purchased, from Citi subsequent to our acquisition of SLC, only the portfolio of loans acquired on September 30, 2011 are classified as PCI loans.
As also provided for under the FPCA, Discover acquired certain loans directly from Citi that were in Citi's origination pipeline (the “Pipeline Loans”) at the time of the SLC acquisition. Virtually all of these loans were originated between August and December 31, 2010. Although we had no oversight regarding underwriting criteria for the Pipeline Loans, based on our due diligence, we determined the origination criteria used was substantially similar to our own. The Pipeline Loans, like all other loans acquired through the FPCA, were not considered PCI loans given the short period between origination and acquisition.
None of the loans in the portfolio acquired from Citi on September 30, 2011 and none of the newly-originated loans that we acquire from Citi under the FPCA are subject to any form of guarantee or support from Citi, other than standard breach of contract protections. The same is true for the Pipeline Loans.
With respect to the underwriting or credit terms of the loans acquired in the September 30, 2011 portfolio acquisition, the Company had no involvement in setting such terms since all of those loans were originated prior to the Company's acquisition of SLC. In contrast, for loans purchased under the FPCA (other than the Pipeline Loans, as noted earlier), the Company does have limited involvement. The underwriting standards for these loans, which are originated under the terms of an Origination and Servicing Agreement between the Company and Citi, are based on Citi's credit policy for student loans. That credit policy was accepted by the Company as the standards reflected in that credit policy are not substantially different than our own underwriting criteria.

When evaluating our PCI loans acquired subsequent to our acquisition of SLC (which are comprised entirely of the loans acquired on September 30, 2011) for impairment in future periods, there are no relevant considerations to be made regarding guarantees or support from Citi or oversight or control regarding the underwriting, as none of those factors exist for those loans. For loans originated by Citi and acquired by us through the FPCA, including the Pipeline Loans, our evaluations for future impairment are no different than that for any student loan originated directly by the Company, as the underwriting criteria used on those loans are substantially the same as our own; thus there is no special consideration to be given in that regard.
4. Please tell us how you determined the estimated loans to be purchased under this agreement with Citi, which you disclose on page 83 as between $1.0 billion and $1.5 billion over the life of the agreement.

The term of the FPCA (referenced in Question 3), as amended, covers 2011 and 2012. The disclosure in our 2011 Form 10-K of the estimated loan volume to be purchased over that term is based on actual 2011 purchases and our 2012 forecast. Our 2012 forecast is based on our understanding of the underwriting criteria to be used, our competitive positioning in the private student loan market and the expected demand for these loans. As servicer under the Origination and Servicing Agreement (also referenced in Question 3), the Company has discretion to determine the pricing of each student loan originated by Citi under that agreement. The ability to influence the competitiveness of the pricing enables us to impact the volume of loan offers that are likely to be accepted, thereby enhancing our ability to estimate the volume of originations that we will be purchasing.
Note 3. Summary of Significant Accounting Policies, page 93

To-be-announced Investment Securities, page 93

5. We note your disclosure here related to to-be-announced (TBA) investment securities, which are forward contracts for regular-way purchases of government agency securities. Please tell us how you were able to conclude that these financial instruments should be accounted for as either held-to-maturity or available-for-sale investment securities rather than as derivative instruments. Please provide us with a detailed assessment of your accounting analysis including the accounting guidance you relied on in forming your conclusion.

The to-be-announced (TBA) mortgage-backed securities (MBS) that we recognized pursuant to the TBA accounting policy disclosed in our Form 10-K for the fiscal year ended November 30, 2011 were represented by a contract to purchase when-issued securities backed by newly-originated mortgages on properties located within the geographic region in which Discover Bank conducts its Community Reinvestment Act (CRA) activities. As explained in more detail below, because there is no way, other than the TBA market, to purchase a when-issued pass-through security backed by a portfolio of newly-originated mortgages (and given the satisfaction of other defined criteria), this contract constituted a "regular-way" security trade that was not subject to derivative accounting treatment under ASC Topic 815, Derivatives and Hedging.
ASC Topic 815 provides an exception from derivative accounting for certain regular-way security trades. These are defined in ASC 815-10-15-15 as contracts that provide for delivery of a security within the period of time generally established by regulations or conventions in the marketplace or exchange in which the transaction is being executed. In the TBA market, contracts are settled on a standardized monthly schedule established by the Securities Industry and Financial Markets Association (SIFMA).
Pursuant to ASC 815-10-15-17(c), contracts for the purchase or sale of when-issued securities or other securities that do not yet exist are excluded from the requirements of derivative accounting as a regular-way security trade if (1) there is no other way to purchase or sell that security, (2) delivery of that security and settlement will occur within the shortest period possible for that type of security, and (3) it is probable at inception and throughout the term of the individual contract that the contract will not settle net and will result in physical delivery of a security when it is issued.

Our fact pattern was as follows: (1) the acquisition of these when-issued securities could only be made through a TBA transaction, (2) the terms of the contract required settlement on the next available TBA settlement date pursuant to the SIFMA standards, and (3) given that the purpose of acquiring the underlying MBS was to satisfy certain CRA investment requirements, we deemed it probable that we would physically settle the contract. Accordingly, we concluded that all criteria of ASC 815-10-15-17(c) were met and the contract should therefore not be accounted for as a derivative.
Because derivative accounting treatment was not applicable, and because we do not otherwise apply trade-date accounting for investment securities, we applied the guidance in ASC 815-10-15-140 (guidance originally provided in EITF 96-11, Accounting for Forward Contracts and Purchased Options to Acquire Securities Covered by FASB Statement No. 115).

Under ASC 815-10-25-17, forward contracts to purchase securities that will be accounted for under Topic 320 should, at inception, be designated as held-to-maturity, available-for-sale, or trading and accounted for in a manner consistent with the accounting prescribed by Topic 320 for that category of securities. Accordingly, consistent with ASC Topic 320, this contract was recognized at its inception and classified as a held-to-maturity investment security. Pursuant to ASC 815-10-25-17, we designated the contract as a held-to-maturity security consistent with the designation that the MBS securities were to have. In accordance with ASC 815-10-35-5(a), the contract was carried at amortized cost.
Note 6. Loan Receivables, page 107

Credit Quality Indicators, page 107

6. We note your presentation of refreshed FICO scores for your customers as of November 30, 2011, segregated between FICO scores of 660 and above and less than 660 or no score. We also note that the vast majority of your customers fall within the 660 and above category. Given the wide range of FICO scores included in the 660 and above category, and the fact that the vast majority of borrowers fall within that category, please tell us whether you have considered disaggregating this category further to give additional insight into the credit quality of your customers.

Within our portfolio, we have historically seen a correlation between FICO scores below 660 and delinquency. With scores at 660 and above, we do not believe that additional breakouts provide meaningful insight into portfolio performance. As a result, we determined that delineations of 660 and above and below 660 provide the most relevant information for the reader.

In future filings, beginning with our Form 10-Q for the quarter ended February 29, 2012, we will better explain this disclosure. An excerpt from the introduction to the FICO distribution table is included below, underscoring the new disclosures.

As part of credit risk management activities, on an ongoing basis the Company reviews information related to the performance of a customer’s account with the Company as well as information from credit bureaus, such as a FICO or other credit scores, relating to the customer’s broader credit performance. Credit scores are generally obtained at origination of the account and are refreshed monthly or quarterly thereafter to assist us in predicting customer behavior.  Historically, the Company has noted that a significant proportion of delinquent accounts have FICO scores below 660. The following table provides FICO scores available for the Company’s customers as a percentage of each class of loan receivables:

Note 28 – Quarterly Results (unaudited), page 153

7. We note that your provision for loan losses increased substantially during the fourth quarter of 2011. For example, the provision increased by $221 million compared to third quarter of 2011 and increased $145 million compared to the second quarter of 2011. In light of your disclosure in your Form 8-K furnished on December 15, 2011 about the continuously improving delinquency rates for your credit card portfolio, and much lower net charge-off rates, please discuss the drivers of the increased provision for loan losses during the fourth quarter of 2011.

As described in our disclosures in our Form 10-K for the year ended November 30, 2011, we maintain an allowance for loan losses at an appropriate level to absorb probable losses inherent in the loan portfolio. We base our allowance for loan losses on several analyses that help estimate incurred losses as of the balance sheet date. We use a migration analysis to estimate the likelihood that once a loan becomes delinquent it will progress through the various stages of delinquency. We use other analyses to estimate losses incurred on non-delinquent accounts. The considerations in these analyses include past performance, risk management techniques applied to various accounts, historical behavior of different account vintages, current economic conditions, recent trends in delinquencies, bankruptcy filings, account collection management, policy changes, account seasoning, loan volume and amounts, payment rates, and forecasting uncertainties.

In our Form 8-K furnished on December 15, 2011, as well as in other earnings releases, we discussed delinquency rates and charge-off rates because they are key metrics in assessing our portfolio performance. While they are important for evaluating our near term expected losses, they are not the only measure we use to estimate our total inherent losses at the balance sheet date. Our allowance modeling uses both historical information and forward-looking assumptions to determine an appropriate estimate of loss. The trends in both charge-offs and delinquencies observed during the first half of 2011 began to level off in the second half of 2011, and our year-end modeling forecasted a modest increase in charge-offs and delinquencies subsequent to the balance sheet date. This forecasted increase combined with loan growth in the fourth quarter were the primary drivers in the difference between the fourth quarter provision and the prior quarter's performance.

To summarize the trends discussed above, the following table provides certain historical information disclosed in our previous filings and is designed to illustrate how income statement results were derived:

	November 30, 2011	August 31, 2011	May 31, 2011	February 28, 2011
	(dollars in millions)
Ending loans	$57,337	$54,082	$52,510	$51,663

Allowance at the beginning of the period	2,273	2,632	3,033	3,304
Allowance at the end of the period	2,205	2,273	2,632	3,033
Net change in reserve requirement	$(68)	$(359)	$(401)	$(271)

Net charge-off dollars	$389	$459	$577	$689
Net change in reserve	(68)	(359)	(401)	(271)
Provision for loan loss	$321	$100	$176	$418

Net principal charge-off rate	2.81%	3.43%	4.42%	5.42%
30 day delinquency rate	2.30%	2.35%	2.68%	3.44%
Reserve rate	3.85%	4.20%	5.01%	5.87%

* * * *

In connection with the Company's response to the Staff's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-4187 or Ed McGrogan at (224) 405-1179. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company's disclosures more comprehensive and transparent.

Sincerely,
/s/ R. Mark Graf
R. Mark Graf
Executive Vice President and
Chief Financial Officer

cc:    Mr. John S. England, Deloitte & Touche LLP
Ms. Kristine Obrecht, Deloitte & Touche LLP